Focus Impact Acquisition Corp.
1345 Avenue of the Americas, 33rd Floor
New York, NY 10105

July 10, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate and Construction
100 F Street, NE
Washington, D.C. 20549

Attention:	William Demarest
Isaac Esquivel
Ronald E. Alper
David Link

Re:	Focus Impact Acquisition Corp.
Registration Statement on Form S-4
Filed June 7, 2024
File No. 333-275871

Ladies and Gentlemen:

This letter sets forth the response of Focus Impact Acquisition Corp. (the “Company”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 20, 2024, with respect to the above referenced Registration Statement on Form S-4 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing Amendment No. 5 to the Registration Statement on Form S-4 (the “Amended Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Amended Registration Statement.

Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Amendment No. 4 to Registration Statement on Form S-4 filed June 7, 2024

Information about DevvStream
Devvio Agreement, page 233

1. Staff’s comment: We note your response to prior comment 4 and reissue our comment in its entirety.          Please tell us:

• the nature of the relationship between the DevvStream, the Core Company Securityholders and affiliates;
• any transactions between them, however, nominal; and
• any control relationship and the effect of such control relationship between the entities.

Refer to ASC 850-10-50.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has further reviewed its related party disclosure in the Registration Statement and has determined that such disclosure is fulsome, accurate and, for purposes of the financial statements, prepared in accordance with ASC 850-10-50.

The Company also advises the Staff of the following, for purposes of clarifying the relationships between the entities and individuals mentioned in the Staff’s comment:

Ray Quintana serves as a director of DevvStream and is the Chief Executive Officer of the Forevver Association (“Forevver”) and Envviron SAS (“Envviron”). DevvStream has no other connection to Forevver and has not engaged in any transactions with this entity. Mr. Quintana is also a principal owner in Devvio, Inc. (“Devvio”).

DevvStream issued a $250,000 convertible note to Envviron in exchange for proceeds of $250,000 on April 23, 2024, which convertible note remains outstanding. Further, on November 21, 2023, DevvStream entered into a letter of intent with Envviron with respect to further developing the ESG ecosystem on blockchain. After the signing of the letter of intent, neither party took any further actions with respect to the matters contemplated by the letter of intent. The letter of intent was ultimately terminated on April 16, 2024.

Tom Anderson serves as the Chairman of DevvStream’s board of directors, and is the Chief Executive Officer and a principal owner of Devvio.

Destenie Nock serves as DevvStream’s Chief Sustainability Officer and serves as the Director of Data and Analytics at Devvio.

The Company does not have any “principal interest” (as such term is used in ASC 850) in Devvio, Forevver or Envviron, Ms. Nock is not an officer of Devvio.

Other than as disclosed in the Registration Statement and as discussed above, there are no further relationships among directors and management of DevvStream and the entities and individuals mentioned in the Staff’s comment.

2. Staff’s comment: We note your response to prior comment 5. Our understanding is that a platform token is used to facilitate transactions and interactions within a specific blockchain-based platform and that such tokens are created and distributed by the developers of the ecosystem and can be used to access various decentralized services, features, and resources within the platform’s ecosystem. Please reconcile the statement, “no shard requires the use of DevvE” with the April 9, 2024 statement by DevvE that indicates that DevvE is the only platform token for the DevvX Layer 1 blockchain.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that no platform token is used to facilitate transactions and interactions within the DevvX blockchain. Although it is common for providers in the Blockchain space to use platform tokens to facilitate transactions (for example, in the way that Ethereum uses ETH to pay for fees (referred to in that situation as gas)), DevvX runs on a different model and does not use a concept of “gas”. DevvX is comprised of what Devvio refers to as “shards,” with each shard maintaining its own blockchain. Any given customer of Devvio will utilize a shard for such customer’s application, in a Software-as-a-Service model similar to Amazon’s AWS services. When a customer uses a DevvX shard, the customer pays Devvio in cash with US Dollars. There are no shards that utilize DevvE or any other cryptocurrency to facilitate transactions. Forevver’s statement that DevvE is the only platform token for DevvX refers to its commitment that it will not issue any other tokens itself in the future. Currently, however, Forevver is not maintaining DevvE on a DevvX shard, nor are there any specific plans to do so, and Forevver is only utilizing DevvE as an ERC-20 token on the Ethereum network. Any potential business plans that Forevver might evaluate in the future are unrelated to DevvStream and its business.

We respectfully request the Staff’s assistance in completing the review of the Registration Statement, as amended, as soon as possible. Please contact Peter Seligson, P.C. of Kirkland & Ellis LLP at (212) 446-4756 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

FOCUS IMPACT ACQUISITION CORP.

By:	/s/ Carl Stanton
Name:	Carl Stanton
Title:	Chief Executive Officer

Enclosures
cc:	Peter Seligson, P.C. (Kirkland & Ellis LLP) Justin R. Salon (Morrison & Foerster LLP) Simon Romano (Stikeman Elliott LLP)